Exhibit 99.1

CHINA SXT PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

(UNAUDITED)

CHINA SXT PHARMACEUTICALS, INC.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS, EXCEPT FOR NUMBER OF SHARES DATA)

	September 30, 2020 (unaudited)	March 31, 2020
ASSETS
Current Assets
Cash and cash equivalents	$10,353,474	$7,287,032
Accounts receivable, net	5,579,564	3,819,437
Notes receivable	-	17,744
Inventories	867,281	892,767
Advance to suppliers	483,018	154,135
Loan receivable and accrued interest	1,608,000	1,567,500
Deferred cost	530,372	510,617
Amounts due from related parties	463,268	768,341
Prepayments, receivables and other current assets	2,174,229	4,618,740
Total Current Assets	22,059,206	19,636,313

Property, plant and equipment, net	1,462,636	1,574,602
Construction in progress	449,464	328,372
Intangible assets, net	48,198	50,052
Deferred tax assets, net	23,367	112,839
Total Non-current Assets	1,983,665	2,065,865
TOTAL ASSETS	$24,042,871	$21,702,178

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Bank loans – current portion	$45,757	$43,902
Short-term convertible note	-	6,643,463
Accounts payable	1,358,568	1,941,151
Refund liabilities	104,814	113,611
Advance from customers	217,412	298,042
Accrued expenses and other liabilities	2,458,456	2,237,305
Income tax payable	1,321,448	986,840
Total Current Liabilities	5,506,455	12,264,314

Bank loans – non-current portion	15,213	36,511
Total Non-current Liabilities	15,213	36,511
TOTAL LIABILITIES	5,521,668	12,300,825

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.001 par value, unlimited shares authorized, 64,057,584 shares issued and 62,057,584 shares outstanding as of September 30, 2020; 38,667,707 shares issued and 34,667,707 shares outstanding as of March 31, 2020)	62,057	34,667
Additional paid-in capital	24,233,773	17,161,346
Retained earnings/(Deficits)	(5,822,742)	(7,204,000)
Accumulated other comprehensive Income/(loss)	48,115	(590,660)
Total Shareholders’ Equity	18,521,203	9,401,353
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$24,042,871	$21,702,178

The accompanying notes are an integral part of these condensed consolidated financial statements.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME/(Loss) AND COMPREHENSIVE INCOME/(LOSS)
(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	For the six months ended September 30,
	2020	2019

Revenues	$3,860,501	$3,215,147
Revenues generated from third parties	2,670,406	2,946,344
Revenue generated from related parties	1,190,095	268,803
Cost of revenues	(1,039,565)	(1,375,762)
Gross profit	2,820,936	1,839,385

Operating expenses:
Selling and marketing	(704,558)	(774,253)
General and administrative	(952,568)	(1,285,885)
Total operating expenses	(1,657,126)	(2,060,138)

Operating Income (Loss)	1,163,810	(220,753)

Other income (expenses):
Interest income(expense), net	(442,079)	(2,170,561)
Other income (expenses), net	894,543	38,079
Total other income (expenses), net	452,464	(2,132,482)

Income (Loss) before income taxes	1,616,274	(2,353,235)
Income tax provision	(235,016)	5,166

Net income (loss)	1,381,258	(2,348,069)

Other comprehensive income (loss):
Foreign currency translation adjustment	638,775	(807,315)
Comprehensive income (loss)	2,020,033	(3,155,384)

Earnings per ordinary share
Basic and diluted	$0.03	$(0.10)
Weighted average number of ordinary shares outstanding
Basic and diluted	53,087,800	22,725,512

The accompanying notes are an integral part of these condensed consolidated financial statements.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

(UNAUDITED)

	Shares	Amount	Additional paid-in capital	Retained earnings (Accumulated deficits)	Accumulated other comprehensive income (loss)	Total equity

Balance as of March 31, 2019	22,706,701	$22,706	$7,950,782	$3,083,872	$50,395	$11,107,755
Net loss				(2,348,069)	-	(2,348,069)
Issuance and forbearance of the convertible notes	-	-	2,549,392	-	-	2,549,392
Issuance of shares for convertible notes principal and interest partial settlement	518,165	518	906,854	-	-	907,372
Foreign currency translation gain (Loss)	-	-	-	-	(807,315)	(807,315)
Balance as of September 30, 2019 (unaudited)	23,224,866	23,224	11,407,028	735,803	(756,920)	$11,409,135

Balance as of March 31, 2020	34,667,707	$34,667	$17,161,346	$(7,204,000)	$(590,660)	$9,401,353
Net Income	-	-	-	1,381,258	-	1,381,258
Issuance of shares for convertible notes principal and interest partial settlement	27,389,877	27,390	7,072,427	-	-	7,099,817
Foreign currency translation gain	-	-	-	-	638,775	638,775
Balance as of September 30, 2020 (unaudited)	62,057,584	$62,057	$24,233,773	$(5,822,742)	$48,115	$18,521,203

The accompanying notes are an integral part of these condensed consolidated financial statements.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the six months ended September 30,
	2020	2019
Cash Flows from Operating Activities:
Net income (loss) from operations	$1,381,258	$(2,348,069)
Adjustments to reconcile net income to net cash provided by operating activities:
Convertible note - Accretion of financing cost	482,732	1,672,708
Depreciation and amortization expenses	182,925	133,540
Interest accrued on loan receivable	(40,500)	-
Deferred tax	91,482	-

Changes in operating assets and liabilities:
Accounts receivable	(1,548,400)	(664,341)
Note receivable	17,950	78,843
Inventory	61,860	103,404
Advance to suppliers	(312,599)	22,451
Prepayments, receivables and other assets	(263,108)	(1,140,076)
Accounts payable and accrual	(645,852)	389,515
Notes payable	-	(161,765)
Refund liability	(13,259)	-
Advance from customers	(90,609)	68,754
Income tax payable	283,509	(33,298)
Accrued expenses and other current liabilities	79,103	(145,500)
Net cash provided by (used in) operating activities	(333,508)	(2,023,834)

Cash Flows from Investing Activities:
Purchase of property, plant and equipment	(4,931)	(123,543)
Construction in process	(114,286)	(250,178)
Deposits for investment	2,857,265	(3,614,146)
Loan receivable	-	(1,500,000)
Net cash provided by (used in) investing activities	2,738,048	(5,487,867)

Cash Flows from Financing Activities:
Bank borrowings	(22,205)	34,375
Received from / (Payment to) related party	323,080	(610,204)
Proceeds from original convertible note	-	10,000,000
Payment of original convertible note issuance cost	-	(1,641,050)
Repayment of convertible notes	(26,378)	(869,565)
Net cash provided by (used in) financing activities	274,497	6,913,556

Effect of exchange rate changes on cash and cash equivalents	387,405	(369,561)

Net increase in cash, cash equivalents and restricted cash	3,066,442	(967,706)
Cash, cash equivalents and restricted cash at the beginning of year	7,287,032	9,291,933
Cash, cash equivalents and restricted cash at the end of year	$10,353,474	$8,324,227

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$2,989	$9,575
Cash paid for interest expense	$1,378	$287,810

Non-cash transactions:
Issuance of shares for convertible notes principal and interest partial settlement	$27,389,877	$907,372

The accompanying notes are an integral part of these condensed consolidated financial statements.

CHINA SXT PHARMACEUTICALS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTITIVIES

China SXT Pharmaceutical, Inc. (“SXT” or the “Company”) is a holding company incorporated in British Virgin Islands on July 4, 2017. The Company focuses on the research, development, manufacture, marketing and sales of traditional Chinese medicine pieces (the “TCMP”), through its variable interest entity (“VIE”), Jiangsu Suxuantang Pharmaceutical Co., Ltd, (“Taizhou Suxuantang”) in China. The Company currently sells three types of TCMP products: Advanced TCMP, Fine TCMP and Regular TCMP, and TCM Homologous Supplements (“TCMHS”) products. We currently have a product portfolio of 18 advanced TCMPs, 20 Fine TCMPs, 430 Regular TCMPs and 4 TCMHS solid beverage products that address a wide variety of diseases and medical indications. Most of our products are sold on a prescription basis across China. The Company’s principal executive offices are located in Taizhou, Jiangsu province, China.

Restructuring and Share Issuance

On July 4, 2017, we were incorporated in the British Virgin Islands by issuance of 10,300,000 common stocks at 0.001 par value to Ziqun Zhou, Di Zhou and Feng Zhou Management Limited (“China SXT Pharmaceuticals, Inc. shareholders”). Feng Zhou Management Limited is a BVI company 100% owned by Feng Zhou. Feng Zhou, Ziqun Zhou and Di Zhou collectively hold 100% shares of Taizhou Suxuantang. Later on October 20, 2017, the 10,300,000 shares common stocks were reallocated among China SXT Pharmaceuticals, Inc. shareholders. On October 20, 2017, the Company issued 9,700,000 common stocks at 0.001 par value to ten individual shareholders (“Restructuring”).

On July 21, 2017, our wholly owned subsidiary China SXT Group Limited (“SXT HK”) was incorporated in Hong Kong. China SXT Group Limited in turn holds all the capital stocks of Taizhou Suxantang Biotechnology Co. Ltd. (“WFOE”), a wholly foreign owned enterprise incorporated in China on October 13, 2017. On the same day, Taizhou Suxuantang and its shareholders entered into such a series of contractual arrangements, also known as VIE Agreements.

Taizhou Suxuantang was incorporated on June 9, 2005 by Jianping Zhou, Xiufang Yuan (the spouse of Jianping Zhou) and Jianbin Zhou, who held 83%, 11.5% and 5.5% shares in Taizhou Suxuantang respectively. On May 8, 2017, the three shareholders transferred all shares to Feng Zhou, Ziqun Zhou and Di Zhou (collectively “Taizhou Shareholders”), who hold 83%, 11.5% and 5.5% shares in Taizhou Suxuantang, respectively, after the transfer of shares. Feng Zhou and Ziqun Zhou are the children of Jianping Zhou and Xiufang Yuan, and Di Zhou is the child of Jianbin Zhou.

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTITIVIES (CONTINUED)

The discussion and presentation of financial statements herein assumes the completion of the Restructuring, which is accounted for retroactively as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying condensed consolidated financial statements.

The following diagram illustrates our corporate structure, including our subsidiary and condensed consolidated variable interest entity as of the date of the financial statements assuming the completion of our Restructuring:

VIE Agreements with Taizhou Suxuantang

Due to PRC legal restrictions on foreign ownership in the pharmaceutical sector, neither the Company nor our subsidiaries own any equity interest in Taizhou Suxuantang. Instead, the Company controls and receives the economic benefits of Taizhou Suxuantang’s business operations through a series of contractual arrangements. WFOE, Taizhou Suxuantang and its shareholders entered into such a series of contractual arrangements, also known as VIE Agreements, on October 13, 2017. The VIE agreements are designed to provide WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Taizhou Suxuantang, including absolute control rights and the rights to the assets, property and revenue of Taizhou Suxuantang.

According to the Exclusive Business Cooperation Agreement between WFOE and Taizhou Suxuantang, which is one of the VIE Agreements that was also entered into on October 13, 2017, Taizhou Suxuantang is obligated to pay service fees to WFOE approximately equal to the net income of Taizhou Suxuantang.

Each of the VIE Agreements is described in detail below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Taizhou Suxuantang and WFOE, WFOE provides Taizhou Suxuantang with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, Taizhou Suxuantang granted an irrevocable and exclusive option to WFOE to purchase from Taizhou Suxuantang, any or all of Taizhou Suxuantang’s assets at the lowest purchase price permitted under the PRC laws. Should WFOE exercise such option, the parties shall enter into a separate asset transfer or similar agreement. For services rendered to Taizhou Suxuantang by WFOE under this agreement, WFOE is entitled to collect a service fee calculated based on the time of services rendered multiplied by the corresponding rate, plus the amount of the services fees or ratio decided by the board of directors of WFOE based on the value of services rendered by WFOE and the actual income of Taizhou Suxuantang from time to time, which is approximately equal to the net income of Taizhou Suxuantang.

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTITIVIES (CONTINUED)

The Exclusive Business Cooperation Agreement shall remain in effect for ten years unless it is terminated by WFOE with 30-day prior notice. Taizhou Suxuantang does not have the right to terminate the agreement unilaterally. WFOE may unilaterally extend the term of this agreement with prior written notice.

The CEO and president of WFOE, Mr. Feng Zhou, is currently managing Taizhou Suxuantang pursuant to the terms of the Exclusive Business Cooperation Agreement. WFOE has absolute authority relating to the management of Taizhou Suxuantang, including but not limited to decisions with regard to expenses, salary raises and bonuses, hiring, firing and other operational functions. The Exclusive Business Cooperation Agreement does not prohibit related party transactions. The audit committee is required to review and approve in advance any related party transactions, including transactions involving WFOE or Taizhou Suxuantang.

Share Pledge Agreement

Under the Share Pledge Agreement among WFOE and Feng Zhou, Ziqun Zhou, and Di Zhou, who together hold 100% shares of Taizhou Suxuantang (“Taizhou Suxuantang Shareholders”), the Taizhou Suxuantang Shareholders pledged all of their equity interests in Taizhou Suxuantang to WFOE to guarantee the performance of Taizhou Suxuantang’s obligations under the Exclusive Business Cooperation Agreement. Under the terms of the agreement, in the event that Taizhou Suxuantang or its shareholders breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The Taizhou Suxuantang Shareholders also agreed that upon occurrence of any event of default, as set forth in the Share Pledge Agreement, WFOE is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The Taizhou Suxuantang Shareholders further agree not to dispose of the pledged equity interests or take any actions that would prejudice WFOE’s interest.

The Share Pledge Agreement shall be effective until all payments due under the Exclusive Business Cooperation Agreement have been paid by Taizhou Suxuantang. WFOE shall cancel or terminate the Share Pledge Agreement upon with no additional expense.

The purposes of the Share Pledge Agreement are to (1) guarantee the performance of Taizhou Suxuantang’s obligations under the Exclusive Business Cooperation Agreement, (2) make sure the shareholders of Taizhou Suxuantang shall not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice WFOE’s interests without WFOE’s prior written consent and (3) provide WFOE control over Taizhou Suxuantang. Under the Exclusive Option Agreement (described below), WFOE may exercise its option to acquire the equity interests in Taizhou Suxuantang any time to the extent permitted by the PRC Law. In the event Taizhou Suxuantang breaches its contractual obligations under the Exclusive Business Cooperation Agreement, WFOE will be entitled to foreclose on the Taizhou Suxuantang Shareholders’ equity interests in Taizhou Suxuantang and may (1) exercise its option to purchase or designate third parties to purchase part or all of their equity interests in Taizhou Suxuantang and in this situation, WFOE may terminate the VIE agreements after acquisition of all equity interests in Taizhou Suxuantang or form a new VIE structure with the third parties designated by WFOE; or (2) dispose the pledged equity interests and be paid in priority out of the proceeds from the disposal in which case the VIE structure will be terminated.

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTITIVIES (CONTINUED)

Exclusive Option Agreement

Under the Exclusive Option Agreement, the Taizhou Suxuantang Shareholders irrevocably granted WFOE (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Taizhou Suxuantang at the exercise price of RMB10.00.

Under the Exclusive Option Agreement, WFOE may at any time under any circumstances, purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders’ equity interests in Taizhou Suxuantang.

This Agreement shall remain effective until all equity interests held by Taizhou Suxuantang Shareholders in Taizhou Suxuantang have been transferred or assigned to WFOE and/or any other person designated by WFOE in accordance with this Agreement.

Power of Attorney

Under the Power of Attorney, the Taizhou Suxuantang Shareholders authorize WFOE to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of Taizhou Suxuantang.

Although it is not explicitly stipulated in the Power of Attorney, the term of the Power of Attorney shall be the same as the term of that of the Exclusive Option Agreement.

This Power of Attorney is coupled with an interest and shall be irrevocable and continuously valid for each shareholder from the date it is executed until the date he/she no longer is a shareholder of Taizhou Suxuantang.

The Exclusive Option Agreement, together with the Share Pledge Agreement and the Power of Attorney enable WFOE to exercise effective control over Taizhou Suxuantang.

Basis of presentation and principles of consolidation

The accompany unaudited condensed consolidated financial statements of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

In the opinion of management, these unaudited condensed consolidated interim financial statements reflect all adjustments, consisting of normal recurring adjustments, which are necessary to present fairly, in all material respects, the Company’s condensed consolidated financial position, results of operations, cash flows and changes in equity for the interim periods presented. These unaudited condensed financial statements do not include certain information and footnote disclosures as required by the U.S. GAAP for complete annual financial statements. Therefore, these unaudited condensed consolidated interim financial statements should be read in conjunction with the financial statements and related notes included in the Company’s first initial offering Registration Statement on Form 20-F for the year ended March 31, 2020 and 2019.

The VIE, Taizhou Suxuantang is owned by three shareholders, each of which act as the Company’s nominee shareholder. For the consolidated VIEs, the Company’s management made evaluations of the relationships between the Company and the VIE and the economic benefit flow of contractual arrangements with Taizhou Suxuantang. In connection with such evaluation, management also took into account the fact that, as a result of such contractual arrangements, the Company control the shareholders’ voting interests in these VIEs. As a result of such evaluation, management concluded that the Company is the primary beneficiary of the consolidated VIEs, Taizhou Suxuantang. The Company does not have any VIEs that are not consolidated in the financial statements.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Risks in relation to the VIE structure

It is possible that the Company’s operation of certain of its operations and businesses through its VIE could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Company’s management considers the possibility of such a finding by PRC regulatory authorities under current law and regulations to be remote. On January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIE within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.” If the Draft FIE Law was passed by the People’s Congress of the PRC and went into effect in its current form and as a result the Company’s VIE could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted or prohibited industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If a finding were made by PRC authorities, under existing law and regulations or under the Draft FIE Law if it becomes effective, about the Company’s operation of certain of its operations and businesses through its VIEs, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Company’s income, revoking the business or operating licenses of the affected businesses, requiring the Company to restructure its ownership structure or operations, or requiring the Company to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Company’s business operations, and have a severe adverse impact on the Company’s cash flows, financial position and operating performance.

In addition, it is possible that the contracts among Taizhou Suxuantang, WFOE, and the nominee shareholders of Taizhou Suxuantang would not be enforceable in China if PRC government authorities or courts were to find that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event that the Company was unable to enforce these contractual arrangements, the Company would not be able to exert effective control over the VIEs. Consequently, the VIEs’ results of operations, assets and liabilities would not be included in the Company’s condensed consolidated financial statements. If such were the case, the Company’s cash flows, financial position, and operating performance would be materially adversely affected. The Company’s contractual arrangements Taizhou Suxuantang, WFOE, and the nominee shareholders of Taizhou Suxuantang are approved and in place. Management believes that such contracts are enforceable, and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Company’s operations and contractual relationships would find the contracts to be unenforceable.

The Company’s operations and businesses rely on the operations and businesses of its VIEs, which hold certain recognized revenue-producing assets. The VIEs also have an assembled workforce, focused primarily on research and development, whose costs are expensed as incurred. The Company’s operations and businesses may be adversely impacted if the Company loses the ability to use and enjoy assets held by its VIE.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statement of operations.

The reporting and functional currencies of the Company and SXT HK are the United States Dollars (“US$”) and the accompanying financial statements have been expressed in US$. In addition, the WFOE and the VIE maintain their books and records in their respective local currency, Renminbi (“RMB”), which is also the respective functional currency for each subsidiary and VIE as they are the primary currency of the economic environment in which each subsidiary operates.

In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not the US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of a foreign subsidiary are recorded as a separate component of accumulated other comprehensive income within the statement of stockholders’ equity. Other equity items are translated using the exchange rates on the transaction date.

Translation of amounts from the local currencies of the Company into US$ has been made at the following exchange rates for the respective periods:

	September 30, 2020	March 31, 2020	September 30, 2019

Balance sheet items, except for equity accounts	6.7896	7.0808	7.1477
Items in the statements of operations and comprehensive income(loss), and statements of cash flows	6.9997	6.9637	6.9173

Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information.

Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The following are some of the areas requiring significant judgments and estimates as of September 30, 2020 and March 31, 2020: determinations of the useful lives of long-lived assets, estimates of allowances for doubtful accounts, sales return rate, valuation assumptions in performing asset impairment tests of long-lived assets and determinations of fair value of convertible notes (liability component, etc) and warrants.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair values of financial instruments

ASC Topic 825, Financial Instruments (“Topic 825”) requires disclosure of fair value information of financial instruments, whether or not recognized in the balance sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Topic 825 excludes certain financial instruments and all nonfinancial assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts do not represent the underlying value of the Company.

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities inactive markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value.

As of September 30, 2020 and March 31, 2020, financial instruments of the Company primarily comprised of cash and cash equivalents, restricted cash, accounts receivables, notes receivable, loan receivable and accrued interest, due from related parties, prepayments, receivables and other current assets, bank loans (current and non-current portion), notes payable, accounts payable, refund liabilities, amounts due to related parties, accrued expenses and other liabilities, and income tax payable. The carrying amounts of these financial instruments approximated their fair values because of their generally short maturities.

Cash and cash equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of the bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts receivable

Accounts receivable are recorded at the invoiced amount less an allowance for any uncollectible accounts and do not bear interest, which are due on demand. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history, and the current economic conditions to make adjustments in the allowance when it is considered necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of September 30, 2020 and March 31, 2020, the Company assessed the recoverability of its accounts receivable and record an allowance of $108,450 and $103,990, respectively.

Inventories

Inventories primarily include raw materials and finished goods.

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the weighted-average method. Raw material cost is based on purchase costs while work-in-progress and finished goods comprise direct materials, direct labor and an allocation of manufacturing overhead costs. Net realizable value represents the anticipated selling price, net of distribution cost, less estimated costs to completion for work in progress.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advance to suppliers

Advance to suppliers represent amounts advanced to suppliers for future purchases of raw materials and for other services. The suppliers usually require advance payments when the Company makes purchase or orders service and the prepayments will be utilized to offset the Company’s future payments. These amounts are unsecured, non-interest bearing and generally short-term in nature.

Allowances are recorded when utilization and collection of amounts due are in doubt. Delinquent prepayments are written-off after management has determined that the likelihood of utilization or collection is not probable and known bad debts are written off against the allowances when identified. As of September 30, 2020 and March 31, 2020, the Company record no allowances, respectively.

Property, plant and equipment, net

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

	Residual value rate	Useful Lives
Machinery	5%	10 years
Electric equipment	5%	3-5 years
Office equipment	5%	5 years
Vehicles	5%	4 years
Leasehold improvement cost	5%	3-10 years

The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered impaired if its carrying amount exceeds the future net undiscounted cash flows that the asset is expected to generate. If such asset is considered to be impaired, the impairment recognized is the amount by which the carrying amount of the asset, if any, exceeds its fair value determined using a discounted cash flow model. For the six months ended September 30, 2020 and 2019, there was no impairment of property, plant and equipment.

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation and amortization of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the condensed consolidated income statements.

Intangible assets, net

Intangible assets are stated at cost less accumulated amortization. Intangible assets represented the trademark registered in the PRC and purchased software which are amortized on a straight-line basis over a useful life of 10 years.

The Company follows ASC Topic 350 in accounting for intangible assets, which requires impairment losses to be recorded when indicators of impairment are present and the undiscounted cash flows estimated to be generated by the assets are less than the assets’ carrying amounts. For the six months ended September 30, 2020 and 2019, the Company record no impairment of intangible assets.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Construction in process

Construction in process records the cost of construction work, which is not yet completed. A construction in process item is not depreciated until the asset is placed in service.

Construction in process consist of the following:

	March 31, 2020	March 31, 2020
Factory	$169,464	$148,372
Workshop	-	-
Retail outlet	280,000	180,000
	$449,464	$328,372

Construction in process respects unfinished factory, workshop and retail outlet. Construction in process will be transferred to leasehold improvement when it is finished. Depreciation is recorded starting at the time when assets are ready for the intended use.

Impairment of long-lived assets

Long-lived assets primarily include property, plant and equipment and intangible assets. In accordance with the provision of ASC Topic 360-10-5, “Impairment or Disposal of Long-Lived Assets”, the Company generally conducts its annual impairment evaluation to its long-lived assets, usually in the fourth quarter of each year, or more frequently if indicators of impairment exist, such as a significant sustained change in the business climate. The recoverability of long-lived assets is measured at the reporting unit level, which is an operating segment or one level below an operating segment. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. The Company record no impairment charge for the six months ended September 30, 2020 and 2019, respectively.

Revenue recognition

In accordance with ASC Topic 606, revenues are recognized when control of the promised goods is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods. In determining when and how much revenue is recognized from contracts with customers, the Company performs the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Sales of pharmaceutical products represent the invoiced value of goods, net of value-added taxes, sales returns, trade discounts and allowances. Revenue is recognized base on agreed price determined in the contracts with the customers, when the products are delivered and accepted by customers.

Cost of revenue

Cost of revenue consists primarily of cost of materials, direct labors, overhead, and other related incidental expenses that are directly attributable to the Company’s principal operations.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Current income tax expenses are provided for in accordance with the laws of the relevant taxing authorities. As part of the process of preparing financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes using the liability method, under which deferred income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that the asset will not be realizable in the foreseeable future.

The Company adopts ASC 740-10-25 “Income Taxes” which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Company did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of September 30, 2020 and March 31, 2020.

Comprehensive income (loss)

Comprehensive income includes net income and foreign currency adjustments. Comprehensive income is reported in the statements of operations and comprehensive income.

Accumulated other comprehensive income, as presented on the balance sheets are the cumulative foreign currency translation adjustments. As of September 30, 2020, the balance of accumulated other comprehensive income amounted to $48,115, and March 31, 2020, the balance of accumulated other comprehensive loss amounted to $590,660, respectively.

Leases

Leases are classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are recognized in the condensed consolidated income statements on a straight-line basis over the lease terms. The Company had no capital leases for the six months ended September 30, 2020 and 2019, respectively.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, which is a strategic committee comprised of members of the Company’s management team. In the respective periods presented, the Company had one single operating and reportable segment, namely the manufacture and distribution of TCMP. Although TCMP consist of different business units of the Company, information provided to the chief operating decision-maker is at the revenue level and the Company does not allocate operating costs or assets across business units, as the chief operating decision-maker does not use such information to allocate resources or evaluate the performance of the business units. As the Company’s long-lived assets are substantially all located in the PRC and substantially all of the Company’s revenue is derived from within the PRC, no geographical information is presented.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant risks and uncertainties

Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, advances to suppliers, loan receivable and accrued interest, amounts due from related parties, and prepayments, receivables and other current assets. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of September 30, 2020 and March 31, 2020 the Company held cash and cash equivalents of $10,393,254 and $7,287,032, respectively, which were primarily deposited in financial institutions located in Mainland China, which were uninsured by the government authority. To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in China which management believes are of high credit quality. The Company’s operations are carried out in Mainland China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other factors.

The Company conducts credit evaluations of its customers and suppliers and generally does not require collateral or other security from them. The Company establishes an accounting policy for allowance for doubtful accounts on the individual customer’s or supplier’s financial condition, credit history, and the current economic conditions. As of September 30, 2020 and March 31, 2020, the Company record allowances of $108,450 and $103,990, respectively, for accounts receivable.

Liquidity risk

The Company is also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liabilities that potentially subject the Company to significant concentration of liquidity risk primarily consist of bank loans (current and non-current portion), short-term convertible note, notes payable, accounts payable, amounts due to related parties, and accrued expenses and other liabilities. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions and the owners to obtain short-term funding to meet the liquidity shortage.

Foreign currency risk

The Company has significant operating activities, thus has assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers ‘invoices and signed contracts”. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Where there is a significant change in value of RMB, the gains and losses resulting from translation of financial statements of a foreign subsidiary will be significantly affected.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant risks and uncertainties (continued)

Concentration risk

During the six months ended September 30, 2020, there are one customer generated sales which accounted for over 10% of total revenues generated for that period. During the six months ended September 30, 2019, there are two and two customers generated sales which accounted for over 10% of total revenues generated for that period. The details are as follows:

	For the six months ended September 30,
	2020	2019
Customer A	13.7%	17.2%
Customer B	2.2%	16.4%

As of September 30, 2020 and March 31, 2020, accounts receivable due from these customers as a percentage of consolidated accounts receivable were as follows:

	As of
	September 30, 2020	March 31, 2020
Customer A	5.8%	5.5%
Customer B	4.4%	9.0%

Recently issued accounting standards

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

Recently adopted accounting standards

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The amendments in this ASU require the measurement and recognition of expected credit losses for financial assets held at amortized cost. The amendments in this ASU replace the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”, which among other things, clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. For public entities, the amendments in these ASU are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company has adopted the amendments in this ASU on April 1, 2020. The adoption of the amendments in this ASU did not have a material impact on the Company’s condensed consolidated financial position and results of operations.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently issued accounting standards (continued)

In July 2017, the FASB issued ASU No. 2017-11, “Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815)-I. Accounting for Certain Financial Instruments with Down Round Features; II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception”. The amendments in part I of this ASU change the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. When determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. The amendments also clarify existing disclosure requirements for equity-classified instruments. As a result, a freestanding equity-linked financial instrument (or embedded conversion option) no longer would be accounted for as a derivative liability at fair value as a result of the existence of a down round feature. For freestanding equity classified financial instruments, the amendments require entities that present earnings per share (EPS) in accordance with Topic 260 to recognize the effect of the down round feature when it is triggered. That effect is treated as a dividend and as a reduction of income available to common shareholders in basic EPS. Convertible instruments with embedded conversion options that have down round features are now subject to the specialized guidance for contingent beneficial conversion features (in Subtopic 470-20, Debt—Debt with Conversion and Other Options), including related EPS guidance (in Topic 260). The amendments in Part II of this ASU recharacterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. Those amendments do not have an accounting effect. For public business entities, the amendments in Part I of this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other entities, the amendments in Part I of this Update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The amendments in Part II of this ASU do not require any transition guidance because those amendments do not have an accounting effect. The Company has adopted the amendments in this ASU on April 1, 2019, when determining whether certain financial instruments issued by the Company after April 1, 2019 should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. The adoption of the amendments in this ASU did not have a material impact on the Company’s condensed consolidated financial position and results of operations.

In February 2018, the FASB issued ASU No. 2018-02: “Income Statement—Reporting Comprehensive Income (Topic 220)- Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income”. The amendments in this ASU allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act (the “Act”). Consequently, the amendments eliminate the stranded tax effects resulting from the Act and will improve the usefulness of information reported to financial statement users. However, because the amendments only relate to the reclassification of the income tax effects of the Act, the underlying guidance that requires that the effect of a change in tax laws or rates be included in income from continuing operations is not affected. The amendments in this ASU also require certain disclosures about stranded tax effects. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. Based on the Company’s evaluation, the Company does not expect the adoption of the amendments in this ASU to have a material impact on its condensed consolidated financial position and results of operations.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently issued accounting standards (continued)

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”. The amendments in this ASU eliminate, add and modify certain disclosure requirements for fair value measurements. The amendments in this ASU, among other things, require public companies to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The amendments in this ASU are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, and entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Company has adopted the amendments in this ASU on April 1, 2020. The adoption of the amendments in this ASU did not have a material impact on the Company’s condensed consolidated financial position and results of operations.

Recently issued accounting standards

In June 2018, the FASB issued ASU No. 2018-07: “Compensation—Stock Compensation (Topic 718)-Improvements to Nonemployee Share-Based Payment Accounting”. The Board is issuing this Update as part of its Simplification Initiative. The amendments in this Update expand the scope of Topic 718 to include share based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. An entity should only remeasure liability-classified awards that have not been settled by the date of adoption and equity-classified awards for which a measurement date has not been established through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. Upon transition, the entity is required to measure these nonemployee awards at fair value as of the adoption date. The entity must not remeasure assets that are completed. Disclosures required at transition include the nature of and reason for the change in accounting principle and, if applicable, quantitative information about the cumulative effect of the change on retained earnings or other components of equity. Based on the Company’s evaluation, the Company does not expect the adoption of the amendments in this ASU to have a material impact on its condensed consolidated financial position and results of operations.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of September 30, 2020 and March 31, 2020:

	September 30, 2020	March 31, 2020

Accounts receivable, gross	$5,688,014	$3,923,427
Less: allowance for doubtful accounts	(108,450)	(103,990)
Accounts receivable, net	$5,579,564	$3,819,437

NOTE 4 – INVENTORIES

Inventories as of September 30, 2020 and March 31, 2020 consisted of the following:

	September 30, 2020	March 31, 2020

Raw materials	$350,797	$404,457
Finished goods	540,967	533,691
Provision for inventory	(24,483)	(45,381)
Total inventories, net	$867,281	$892,767

NOTE 5 – LOAN RECEIVABLE AND ACCRUED INTEREST

	September 30, 2020	March 31, 2020

Loan receivable - RH Holdings Management (HK) Limited	$1,500,000	$1,500,000
Accrued interest	108,000	67,500
Total	$1,608,000	$1,567,500

Short-term loan of $1.5 million at 5.4% annual interest rate was made to RH Holdings Management (HK) Limited from June 1, 2019, to May 31, 2020.

NOTE 6 – DEFERRED COST

As of September 30, 2020 and March 31, 2020, deferred cost of $530,372 and $510,617 represent the financing costs the Company paid to third-parties for the next round financing, respectively.

NOTE 7 – PREPAYMENTS, RECEIVABLES AND OTHER ASSETS

Prepayments, receivables and other assets consisted of the following as of September 30, 2020 and March 31, 2020:

	September 30, 2020	March 31, 2020

Receivable from a third-party company	$736,420	$3,530,675
Staff IOU	1,141,801	943,718
Others	296,008	144,347
Total	$2,174,229	$4,618,740

In June 2019, Taizhou Suxuantang entered into a limited partnership agreement with Huangshan Panjie Investment Management Co., Ltd. (the “Fund”). The company is committed to contribute $7 million (RMB 50 million) into the Fund in two installments.

In June 2020, the Company agreed with the Fund, the GP and other limited partners to withdraw the installment of $3.5 million (RMB 25 million) made on June 14, 2019. The company received payment of $2.8 million (RMB 20 million) on June 30, 2020 and expects to receive the rest within 3 months after the issuance date of these financial statements.

The Staff IOU is a short-term petty cash which should be paid off within one year.

NOTE 8 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following as of September 30, 2020 and March 31, 2020:

	September 30, 2020	March 31, 2020

Machinery	$675,892	$638,660
Vehicles	185,636	182,563
Office equipment	78,005	74,797
Electric equipment	150,631	144,436
Leasehold improvement	1,626,023	1,559,152
Total property plant and equipment, at cost	2,716,187	2,599,608
Less: accumulated depreciation	(1,253,551)	(1,025,006)
Total property, plant and equipment, net	$1,462,636	$1,574,602

Depreciation expense were $179,043 and $129,429 for the six months ended September 30, 2020 and 2019, respectively.

NOTE 9 – INTANGIBLE ASSETS, NET

Intangible assets consisted of the following as of September 30, 2020 and March 31, 2020:

	September 30, 2020	March 31, 2020

Trademark	$44,826	$42,982
Software	35,217	33,768
Total intangible assets, at cost	80,043	76,750
Less: accumulated amortization	(31,845)	(26,698)
Total intangible assets, net	$48,198	$50,052

Amortization expense were $3,882 and $4,111 for the six months ended September 30, 2020 and 2019, respectively.

NOTE 10 – BANK LOANS

Bank loans consisted of the following as of September 30, 2020 and March 31, 2020:

	September 30, 2020	March 31, 2020

Car loans – current portion	$45,757	$43,902

	September 30, 2020	March 31, 2020

Car loans – non-current portion	$15,213	$36,511

Two car loans of $69,953 at 12% annual interest rate and $47,568 at 9.54% annual interest rate were valid from October 1, 2018 to September 30, 2021 and from July 1, 2019 to June 30, 2022, respectively. Both cars were pledged as collateral for loans until full settlement.

NOTE 11 – CONVERTIBLE NOTES

PIPE Transaction

On April 16, 2019, the company entered into certain securities purchase agreement with certain unaffiliated institutional investors relating to a private placement of (1) Senior Convertible Notes in the aggregate principal amount of $15 million, consisting of (i) a Series A Note in the principal amount of $10 million, and (ii) a Series B Note in the principal amount of $5 million and (2) warrants to purchase such amount of shares of the company’s ordinary shares equal to 50% of the shares issuable upon conversion of the Notes, exercisable for a period of five years at an exercise price of $8.38, for consideration consisting of (i) a cash payment of $10,000,000, and (ii) a secured promissory note payable by the Investors to the Company in the principal amount of $5 million.

Material Terms of the Convertible Notes:

●	The aggregate principal amount of the Series A Notes is $10,000,000 and the Series B Notes is $5,000,000. All of the aggregate principal amount of the Series B Notes will constitute Restricted Principal. If an Investor prepays any amount under such Investor’s Investor Note, an equal amount of the Restricted Principal becomes unrestricted principal under such Investor’s Series B Note. The amount raised by the Company upon closing of the PIPE transaction was $10,000,000 from Series A Notes.

●	The expiration date of Notes and warrant shall be October 2, 2020 and May 2, 2023 respectively. The aggregate redemption amount of the Notes shall be redeemed in installments on or before the expiration date.

●	The interest rate on the Convertible Notes is eight percent (8%) per annum. In the event of default, the Interest Rate shall be increased to eighteen percent (18%) per annum.

●	The initial fixed conversion price will be $8.38 per share, subject to reduction and adjustment for stock splits, stock dividends, and similar events.

●	During an Event of Default Redemption Right Period the Investor may convert all, or any part of, the Conversion Amount into Ordinary Shares at the Alternate Conversion Price.

●	The Alternate Conversion Price is the lowest of (i) the applicable Conversion Price as in effect on the applicable Conversion Date of the applicable Alternate Conversion, (ii) 80% of the volume-weighted average price (“VWAP”) of the Ordinary Shares as of the Trading Day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice, (iii) 80% of the VWAP of the Ordinary Shares as of the Trading Day of the delivery or deemed delivery of the applicable Conversion Notice and (iv) 80% of the price computed as the quotient of (I) the sum of the VWAP of the Ordinary Shares for each of the three (3) Trading Days with the lowest VWAP of the Ordinary Shares during the fifteen (15) consecutive Trading Day period ending and including the Trading Day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice, divided by (II) three (3) (such period, the “Alternate Conversion Measuring Period”).

●	The aggregate number of Series A and Series B warrant shares to be converted on expiration is 596,658 and 298,330 shares respectively.

NOTE 11 – CONVERTIBLE NOTES (CONTINUED)

In accounting for the issuance of the Convertible Notes, the Company separated the Convertible Notes into liability and equity components. The carrying amount of the equity component and warrants value representing the conversion option was $2,549,392 (equity component $436,626, warrants value $2,112,766). Equity component was determined by deducting the fair value of the liability component from the par value of the original Convertible Notes. Warrants value was determined with the Black Scholes model. Equity component is not remeasured as long as it continues to meet the conditions for equity classification. The excess of the principal amount of the liability component over its carrying amount (“debt discount”) is amortized to interest expense over the term of the Convertible Notes.

Debt issuance costs related to the original Convertible Notes comprised of commissions paid to third party placement agent, lawyers, and warrants value of $3,753,816. The Company allocated the total amount incurred to the liability and equity components of the original Convertible Notes based on their relative values. Issuance costs attributable to the liability component were $3,491,413 and will be amortized to interest expense using the effective interest method over the contractual term. Issuance costs attributable to the equity component were $262,403 and netted with the equity component in stockholders’ equity of $699,029 and warrant value of $2,112,766.

Entry into Forbearance Agreements in Connection with the Event of Default Redemption Notices

On July 23 and 29, 2019, the company received from the investors an Event of Default Redemption Notice claimed that the company failed to timely make the instalment payment and elected to effect the redemption of $14,318,462.62 comprising in aggregate the entire principal amount, accrued and unpaid Interest. In addition, demand for the company to purchase the Series A Warrant issued for the Event of Default Black Scholes Value of not less than $1,208,384.07 was made.

On December 13, 2019, after negotiation with the Investors, the company entered into certain Forbearance and Amendment Agreements with each Investor and agreed to redeem the Series A Notes for an aggregate redemption price of $10,939,410 in installments as set forth in the Forbearance Agreement. Concurrently with the execution of the Forbearance Agreement, the Investors and the Company have entered into the Lock-Up Agreements, Leak-Out Agreements and Mutual Releases.

Material Terms of the Agreements

Upon the execution of the Forbearance Agreements, the Investor shall Net all Restricted Principal outstanding under the Series B Note against the amounts outstanding under the Investor Note, after which the Investor Note, the Series B Note and the Series B Warrant shall no longer remain outstanding.

The Investors agreed, among other things, to the following:

●	to forbear from (i) taking any action to enforce their Redemption Notice with respect to certain existing defaults, and (ii) issuing any new demand for redemption of the Series A Note on the basis of certain additional defaults that the aggregate daily dollar trading volume of the Company’s ordinary shares does not exceed $1,500,000, and that the volume weighted average price of the Company’s ordinary shares on any two trading days during the thirty trading day period immediately preceding such date of determination fails to exceed $2.14;

●	not to exercise the Series A Warrant during the Forbearance Period;

●	to return the original share certificate representing the Pre-Delivered Shares to the Company for cancellation upon the Company’s payment of the full Forbearance Redemption Amounts;

●	to execute and deliver to the Company certain lock-up agreements with respect to the Pre-Delivered Shares, certain mutual release and to execute and deliver to the Company the Leak-Out Agreement;

●	not to make any hedge, swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Pre-Delivered Shares;

●	to not sell, dispose or otherwise transfer, directly or any Ordinary Shares issued if such sale exceed 20% of the daily composite trading volume of the Ordinary Shares.

In consideration for the above, the Company agreed to the followings:

●	the Company shall (I) pay to each Investor $500,000 on or prior to December 16, 2019, and (II) commencing on January 24th 2020, redeem the Series A Notes for an aggregate redemption price of $10,939,410;

●	if the Company fails to pay any New Installment Amount within 5 days of the applicable New Installment Date, the Investor may convert the applicable New Installment Amount as an Alternate Conversion and the Leak-Out Agreement being disregarded for such conversions;

●	the Company agreed to adjust the exercise price of the Series A Warrant from $8.38 to $2.50;

●	the Company shall cause all restrictive legends on the Pre-Delivered Shares to be removed and delivery of un-legended Pre-Delivery Shares into the Investor’s custodian’s account pursuant to the DWAC instructions set forth therein.

NOTE 11 – CONVERTIBLE NOTES (CONTINUED)

In connection with this forbearance, the Company accounted for as a debt extinguishment as the terms of the Convertible Notes are significantly modified. The Company modified the principle of the Convertible Notes to $10,939,410 and record an extinguishment loss of $5,625,916, within the amount we paid to forbear the debt of $11,939,410 (modified principle of the Convertible Notes of $10,939,410, initial forbearance fee of $1,000,000), in excess of its net carrying value of $6,055,648 (principal outstanding $7,886,294, unamortized issuance cost $1,830,645), at the time of the debt extinguishment.

In accounting for the modified Convertible Notes, the Company separated the Convertible Notes into liability and equity components. The carrying amount of the equity component representing the conversion option was $247,476. Equity component was determined by deducting the fair value of the liability component from the par value of the Convertible Notes. Equity component is not remeasured as long as it continues to meet the conditions for equity classification. The excess of the principal amount of the liability component over its carrying amount (“debt discount”) is amortized to interest expense over the term of the new Convertible Notes.

Forbearance costs related to the Convertible Notes comprised of commissions paid to third party placement agent and lawyers. The Company allocated the total amount incurred to the liability and equity components of the forbearance based on their relative values. Costs attributable to the liability component were $429,604 and will be amortized to interest expense using the effective interest method over the contractual term. Costs attributable to the equity component were $10,370 and netted with the equity component in stockholders’ equity of $257,846.

For the six months ended September 30, 2020, 27,389,877 ordinary shares were issued with a fair value of $7,099,817 for convertible notes principal and interest partial settlement. For the year ended March 31, 2020, 11,961,006 ordinary shares were issued with a fair value of $5,455,350 for convertible notes principal and interest partial settlement.

Net carrying amount of the liability component Convertible Notes dated as of September 30, 2020 was as follows:

	Principal outstanding	Unamortized issuance cost	Net carrying value

Convertible Notes - short-term	$-	-	$-

Net carrying amount of the liability component Convertible Notes dated as of March 31, 2020 was as follows:

	Principal outstanding	Unamortized issuance cost	Net carrying value

Convertible Notes - short-term	$6,828,050	(184,587)	$6,643,463

According to the Forbearance Agreements, the Company issued and delivered 4,000,000 un-legended Pre-Delivery Shares into the investor’s custodian’s account as collateral in December 2019. The Company has made full payment of the forbearance redemption amounts in accordance with the Forbearance Agreements to the investors. Upon full payment, each investor returned 2,000,000 Ordinary Shares to the Company, which served as security for the Company’s obligations owed to the investors. On November 2, 2020, as all the convertible notes balances and interest in arena were fully converted to shares, the Company has cancelled the 4,000,000 Ordinary Shares.

NOTE 11 – CONVERTIBLE NOTES (CONTINUED)

Net carrying amount of the equity component of the Convertible Notes as of September 30, 2020 was as follows:

	Amount allocated to conversion option	Issuance cost	Equity component, net

Convertible Notes – equity portion	$-	-	$-

Net carrying amount of the equity component of the Convertible Notes as of March 31, 2020 was as follows:

	Amount allocated to conversion option	Issuance cost	Equity component, net

Convertible Notes – equity portion	$956,875	(272,773)	$684,102

Amortization of issuance cost, debt discount and interest cost for the six months ended September 30, 2020 were as follows:

	Issuance costs and debt discount	Convertible note interest	Total

Convertible Notes	$184,587	$298,145	$482,732

The effective interest rate to derive the liability component fair value is 26.73% for the Convertible Notes.

NOTE 12 – ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following as of September 30, 2020 and March 31, 2020:

	September 30, 2020	March 31, 2020

Accrued payroll and welfare	$317,172	$393,740
Other payable for leasehold improvements	1,399,199	1,428,073
Accrued professional service expenses	7,364	127,787
Other current liabilities	734,721	287,705
Total	$2,458,456	$2,237,305

As of September 30, 2020 and March 31, 2020, the balances of other current liabilities represented amounts due to suppliers for operating expenses and to staff who paid for operating expenses on behalf of the Company.

NOTE 13 – SHAREHOLDERS’ EQUITY

Ordinary shares

The Company is authorized to issue unlimited shares of $0.001 par value common stock. On July 4, 2017 and October 20, 2017, the Company issued common stocks of an aggregate of 20,000,000 shares of 0.001 par value to thirteen shareholder, three among whom together hold 100% shares of Suxuantang and over 50% shares of SXT. In connection with Restructuring, all shares and per share amounts have been retroactively restated as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying condensed consolidated financial statements.

On December 31, 2018, the Company completed the closing of its initial public offering of 2,506,300 ordinary shares at a public offering price of $4.00 per ordinary share. On January 3, 2019, the Company sold an additional 39,975 ordinary shares at the public offering price of $4.00 per share in a second closing. The total gross proceeds from the initial public offering is approximately $10.2 million before underwriting commissions and offering expenses.

On January 10, 2019, the Underwriter exercise the warrants in connection with the initial public offering and 160,426 shares were newly issued.

Ordinary shares issued for convertible notes settlement

For the year ended March 31, 2020, 11,961,006 ordinary shares were issued with a fair value of $5,455,350 for convertible notes principal and interest partial settlement.

For the six months ended September 30, 2020, 27,389,877 ordinary shares were issued with a fair value of $7,099,817 for convertible notes principal and interest partial settlement.

According to the Forbearance Agreements (see Note 11), the Company issued and delivered 4,000,000 un-legended Pre-Delivery Shares into the investor’s custodian’s account as collateral in December 2019. The Company has made full payment of the forbearance redemption amounts in accordance with the Forbearance Agreements to the investors (Note 11). Upon full payment, each investor returned 2,000,000 Ordinary Shares to the Company, which served as security for the Company’s obligations owed to the investors. On November 2, 2020, the Company has cancelled the 4,000,000 Ordinary Shares.

NOTE 14 – INCOME TAXES

(a)	Corporate Income Taxes

Under the current laws of the British Virgin Islands (“BVI”), the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no BVI withholding tax is imposed. The Company’s subsidiaries incorporated in Hong Kong were subject to the Hong Kong profits tax rate at 16.5% for the six months ended September 30, 2020 and 2019. The Company’s subsidiaries and VIE incorporated in China were subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25% for the six months ended September 30, 2020 and 2019, except for Taizhou Suxuantang where the applicable income tax rate is 15% for the six months ended September 30, 2020 and 2019, since it was qualified as a high-technology company from January 1, 2018 to December 31, 2020. In addition, the Company is allowed to deduct additional 75% of its research and development expenses against its pre-tax income as a high-technology company.

For the six months ended September 30, 2020 and 2019, income tax expenses consisted of the following:

	For the six months ended September 30,
	2020	2019
Current income tax provision	$143,534	$5,166
Deferred income tax provision	91,482	-
Total income tax expense (benefit)	$235,016	$5,166

(b)	Deferred Tax Assets

Deferred income tax was measured using the enacted income tax rates for the periods in which they are expected to be reversed. Significant components of the Company’s deferred income tax assets and liabilities consist of follows:

	September 30, 2020	March 31, 2020
Deductible losses in subsequent years	$-	$90,434
Allowance for doubtful account	16,268	15,598
Impairment provision for inventory	7,099	6,807
Total	$23,367	$112,839

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the six months ended September 30, 2020 and 2019, the Company had no unrecognized tax benefits.

The Company does not anticipate any significant increase to its asset for unrecognized tax benefit within the next 12 months. The Company will classify interest and penalties related to income tax matters, if any, in income tax expense.

NOTE 15 – RELATED PARTY TRANSACTIONS

Nature of relationships with related parties

Name of related parties	Relationship with the Company

Feng Zhou	Major shareholder of the Company, Chief Executive Officer, Interim Chief Financial Officer and Director of the Company
Jianping Zhou	Father of Feng Zhou, controlling shareholder of Taizhou Suxuantang from its inception to May 8, 2017
Taizhou Jiutian Pharmaceutical Co. Ltd.	An entity controlled by Jianping Zhou
Jiangsu Health Pharmaceutical Investment Co., Ltd.	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese Medicine Clinic	An entity controlled by Jianping Zhou
Taizhou Su Xuan Tang Chinese hospital Co., Ltd.	An entity controlled by Jianping Zhou

Related party balances

The amounts due from related parties as of September 30, 2020 and March 31, 2020 were as follows:

	September 30, 2020	March 31, 2020
Jiangsu Health Pharmaceutical Investment Co., Ltd.	$462,168	$768,341
Feng Zhou	1,100	-
Total	$463,268	$768,341

Related party transactions

For the six months ended September 30, 2020 and 2019, the Company generated revenues from the following related parties

	For the six months ended September 30,
	2020	2019
Taizhou Jiutian Pharmaceutical Co. Ltd.	$1,132,346	$246,476
Taizhou Su Xuan Tang Chinese hospital Co., Ltd.	57,749	-
Taizhou Su Xuan Tang Chinese Medicine Clinic	-	22,327
Total	$1,190,095	$268,803

For the six months ended September 30, 2020, the Company received $323,080 from and Jiangsu Health Pharmaceutical Investment Co., Ltd. and Feng Zhou.

For the six months period ended September 30, 2019, the Company repaid $61,073 to Feng Zhou, $601,516 to Jiangsu Health Pharmaceutical Investment Co., Ltd, and $745 to Jianbin Zhou, and borrowed $15,123 from Jianping Zhou, respectively.

On April 23, 2019, the Company entered into a financial guarantee agreement with Jiangsu Changjiang Commercial Bank to be the guarantor of Taizhou Jiutian Pharmaceutical Co. Ltd.’s bank borrowing of $441,852 (equivalent of RMB 3,000,000) for one-year period. On May 8, 2019 the Company entered a financial guarantee agreement with Bank of Nanjing to be the guarantor of Taizhou Jiutian Pharmaceutical Co. Ltd.’s borrowing of $515,494 (equivalent of RMB 3,500,000) for a one-year period. The Company is obliged to pay on behalf the related party the principal, interest, penalty and other expenses if Taizhou Jiutian Pharmaceutical Co. Ltd. defaults in payment. The Company did not charge financial guarantee fees over Taizhou Jiutian Pharmaceutical Co. Ltd.

On April 23, 2020, the Company signed a financial guarantee agreement with Jiangsu Changjiang Commercial Bank for Taizhou Jiutian Pharmaceutical Co. Ltd. in borrowing of $427,124 (equivalent of RMB 2,900,000) for one-year period. On May 18, 2020 the Company signed a financial guarantee agreement with Bank of Nanjing for Taizhou Jiutian Pharmaceutical Co. Ltd. in borrowing of $500,766 (equivalent of RMB 3,400,000) for a one-year period. The Company is obliged to pay on behalf the related party the principal, interest, penalty and other expenses if Taizhou Jiutian Pharmaceutical Co. Ltd. defaults in payment.

NOTE 16 – GUARANTEE

On April 23, 2019, the Company entered into a financial guarantee agreement with Jiangsu Changjiang Commercial Bank to be the guarantor of Taizhou Jiutian Pharmaceutical Co. Ltd.’s bank borrowing of $441,852 (equivalent of RMB 3,000,000) for one-year period. On May 8, 2019 the Company entered a financial guarantee agreement with Bank of Nanjing to be the guarantor of Taizhou Jiutian Pharmaceutical Co. Ltd.’s borrowing of $515,494 (equivalent of RMB 3,500,000) for a one-year period. The Company is obliged to pay on behalf the related party the principal, interest, penalty and other expenses if Taizhou Jiutian Pharmaceutical Co. Ltd. defaults in payment. The Company did not charge financial guarantee fees over Taizhou Jiutian Pharmaceutical Co. Ltd.

On April 23, 2020, the Company signed a financial guarantee agreement with Jiangsu Changjiang Commercial Bank for Taizhou Jiutian Pharmaceutical Co. Ltd. in borrowing of $427,124 (equivalent of RMB 2,900,000) for one-year period. On May 18, 2020 the Company signed a financial guarantee agreement with Bank of Nanjing for Taizhou Jiutian Pharmaceutical Co. Ltd. in borrowing of $500,766 (equivalent of RMB 3,400,000) for a one-year period. The Company is obliged to pay on behalf the related party the principal, interest, penalty and other expenses if Taizhou Jiutian Pharmaceutical Co. Ltd. defaults in payment.

NOTE 17 – COMMITMENT

The following table sets forth the Company’s operating lease commitment as of September 30, 2020:

Office Rental	For the year ended September 30,
2021	$73,701
2022	73,701
2023	73,701
2024	73,701
2025	73,701
Thereafter	165,827
Total	$534,332

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our condensed consolidated financial position or results of operations or liquidity. As of September 30, 2020 and March 31, 2020, Company had no pending legal proceedings.

NOTE 18 – SUBSEQUENT EVENTS

The Company has made full payment of the forbearance redemption amounts in accordance with the Forbearance Agreements to the investors (Note 11). Upon full payment, each investor returned 2,000,000 Ordinary Shares to the Company, which served as security for the Company’s obligations owed to the investors. On November 2, 2020, the Company has cancelled the 4,000,000 Ordinary Shares.

After the full payment in accordance with the Forbearance Agreements, FT Global Capital, Inc. (“FT Global”), the placement agent for such private placement demanded that additional warrant should be issued to Mr. Jian Ke, the president of FT Global according to certain placement agency agreement entered by and between the Company and it on May 2, 2019. After friendly negotiation, the Company and FT Global agreed to settle this claim and signed certain settlement agreement on January 18, 2021. Pursuant to such settlement agreement, the Company issued a new warrant to Mr. Ke for purchase of 1,000,000 Ordinary Shares on the same terms and conditions as the warrants issued to Mr. Ke on May 2, 2019.

On November 24, 2020, the Company entered into certain securities purchase agreement with Xing Yuan, a non-affiliate non-U.S. person, pursuant to which Mr. Yuan agreed to purchase 12,000,000 ordinary shares of the Company, par value $0.001 per share at a per share purchase price of $0.60. The gross proceeds of this transaction are $7,200,000. As of date of this report, this private placement has not been closed as Mr. Yuan has not delivered the purchase price yet.

The Company did not renew the loan made to RH Holdings Management (HK) Limited upon maturity and expects to fully collect the loan within 3 months after the issuance date of these financial statements.

The Company evaluated all events and transactions that occurred after September 30, 2020 up through the date the Company and concluded that no other material subsequent events except for the disclosed above.